# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yimutian Inc., CIK 0001991605
CUSIP: 985915107
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 6/F, Building B-6, Block A, NO. 66 XIXIAOKOU ROAD, HAIDIAN DISTRICT, China (F4), 100192
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001470766

## Reporting persons
- HSG CV IV Holdco, Ltd. ("HSG CV IV Holdco"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 430,257,574; sole dispositive power 0; shared dispositive power 430,257,574; aggregate amount beneficially owned 430,257,574 (17.1% of the class)
  Comment: Row 11. Based on a total of 2,516,653,606 shares of Class A Ordinary Shares outstanding after giving effect to Yimutian Inc.'s initial public offering, as disclosed in its prospectus filed with the Securities and Exchange Commission on August 20, 2025.
- HSG CV IV Senior Holdco, Ltd. ("HSG CV IV Senior Holdco"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 430,257,574; sole dispositive power 0; shared dispositive power 430,257,574; aggregate amount beneficially owned 430,257,574 (17.1% of the class)
  Comment: Row 6, 8 and 9. 430,257,574 Class A Ordinary Shares are directly owned by HSG CV IV Holdco. HSG CV IV Senior Holdco is the sole shareholder of HSG CV IV Holdco.
  
  Row 11. Based on a total of 2,516,653,606 shares of Class A Ordinary Shares outstanding after giving effect to Yimutian Inc.'s initial public offering, as disclosed in its prospectus filed with the Securities and Exchange Commission on August 20, 2025.
- HongShan Capital Venture Fund IV, L.P. ("HongShan Capital Venture Fund IV"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 430,257,574; sole dispositive power 0; shared dispositive power 430,257,574; aggregate amount beneficially owned 430,257,574 (17.1% of the class)
  Comment: Row 6, 8 and 9. 430,257,574 Class A Ordinary Shares are directly owned by HSG CV IV Holdco. HSG CV IV Senior Holdco is the sole shareholder of HSG CV IV Holdco. HongShan Capital Venture Fund IV is the sole shareholder of HSG CV IV Senior Holdco.
  
  Row 11. Based on a total of 2,516,653,606 shares of Class A Ordinary Shares outstanding after giving effect to Yimutian Inc.'s initial public offering, as disclosed in its prospectus filed with the Securities and Exchange Commission on August 20, 2025.
- HSG Venture IV Management, L.P. ("HSG Venture IV Management"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 430,257,574; sole dispositive power 0; shared dispositive power 430,257,574; aggregate amount beneficially owned 430,257,574 (17.1% of the class)
  Comment: Row 6, 8 and 9. 430,257,574 Class A Ordinary Shares are directly owned by HSG CV IV Holdco. HSG CV IV Senior Holdco is the sole shareholder of HSG CV IV Holdco. HongShan Capital Venture Fund IV is the sole shareholder of HSG CV IV Senior Holdco. HSG Venture IV Management is the general partner of HongShan Capital Venture Fund IV.
  
  Row 11. Based on a total of 2,516,653,606 shares of Class A Ordinary Shares outstanding after giving effect to Yimutian Inc.'s initial public offering, as disclosed in its prospectus filed with the Securities and Exchange Commission on August 20, 2025.
- HSG Holding Limited ("HSG Holding"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 430,257,574; sole dispositive power 0; shared dispositive power 430,257,574; aggregate amount beneficially owned 430,257,574 (17.1% of the class)
  Comment: Row 6, 8 and 9. 430,257,574 Class A Ordinary Shares are directly owned by HSG CV IV Holdco. HSG CV IV Senior Holdco is the sole shareholder of HSG CV IV Holdco. HongShan Capital Venture Fund IV is the sole shareholder of HSG CV IV Senior Holdco. HSG Venture IV Management is the general partner of HongShan Capital Venture Fund IV. HSG Holding is the general partner of HSG Venture IV Management.
  
  Row 11. Based on a total of 2,516,653,606 shares of Class A Ordinary Shares outstanding after giving effect to Yimutian Inc.'s initial public offering, as disclosed in its prospectus filed with the Securities and Exchange Commission on August 20, 2025.
- SNP China Enterprises Limited ("SNP China Enterprises"): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 430,257,574; sole dispositive power 0; shared dispositive power 430,257,574; aggregate amount beneficially owned 430,257,574 (17.1% of the class)
  Comment: Row 6, 8 and 9. 430,257,574 Class A Ordinary Shares are directly owned by HSG CV IV Holdco. HSG CV IV Senior Holdco is the sole shareholder of HSG CV IV Holdco. HongShan Capital Venture Fund IV is the sole shareholder of HSG CV IV Senior Holdco. HSG Venture IV Management is the general partner of HongShan Capital Venture Fund IV. HSG Holding is the general partner of HSG Venture IV Management. HSG Holding is wholly owned by SNP China Enterprises.
  
  Row 11. Based on a total of 2,516,653,606 shares of Class A Ordinary Shares outstanding after giving effect to Yimutian Inc.'s initial public offering, as disclosed in its prospectus filed with the Securities and Exchange Commission on August 20, 2025.
- Neil Nanpeng Shen ("NS"): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 430,257,574; sole dispositive power 0; shared dispositive power 430,257,574; aggregate amount beneficially owned 430,257,574 (17.1% of the class)
  Comment: Row 6, 8 and 9. 430,257,574 Class A Ordinary Shares are directly owned by HSG CV IV Holdco. HSG CV IV Senior Holdco is the sole shareholder of HSG CV IV Holdco. HongShan Capital Venture Fund IV is the sole shareholder of HSG CV IV Senior Holdco. HSG Venture IV Management is the general partner of HongShan Capital Venture Fund IV. HSG Holding is the general partner of HSG Venture IV Management. HSG Holding is wholly owned by SNP China Enterprises. NS wholly owns SNP China Enterprises.
  
  Row 11. Based on a total of 2,516,653,606 shares of Class A Ordinary Shares outstanding after giving effect to Yimutian Inc.'s initial public offering, as disclosed in its prospectus filed with the Securities and Exchange Commission on August 20, 2025.

## Item 1. Issuer
Name of issuer: Yimutian Inc.
Address of issuer's principal executive offices: 6/F, Building B-6, Block A ZhongguancunDongsheng Technology Campus No. 66 Xixiaokou RoadHaidian District, Beijing 100192The People's Republic of China

## Item 2. Person Filing
Name of person filing:
HSG CV IV Holdco, Ltd.
HSG CV IV Senior Holdco, Ltd.
HongShan Capital Venture Fund IV, L.P.
HSG Venture IV Management, L.P.
HSG Holding Limited
SNP China Enterprises Limited
Neil Nanpeng Shen

HSG CV IV Senior Holdco is the sole shareholder of HSG CV IV Holdco. HongShan Capital Venture Fund IV is the sole shareholder of HSG CV IV Senior Holdco. HSG Venture IV Management is the general partner of HongShan Capital Venture Fund IV. HSG Holding is the general partner of HSG Venture IV Management. HSG Holding is wholly owned by SNP China Enterprises. NS wholly owns SNP China Enterprises.
Address of principal business office or, if none, residence:
Suite 3613, 36/F, Two Pacific Place
88 Queensway
Hong Kong
Citizenship: HSG CV IV Holdco. HSG CV IV Senior Holdco. HongShan Capital Venture Fund IV; HSG Venture IV Management: Cayman Islands HSG Holding: Cayman Islands; SNP China Enterprises: British Virgin Islands; NS: Hong Kong SAR

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 430,257,574 Class A Ordinary Shares are directly owned by HSG CV IV Holdco. HSG CV IV Senior Holdco is the sole shareholder of HSG CV IV Holdco. HongShan Capital Venture Fund IV is the sole shareholder of HSG CV IV Senior Holdco. HSG Venture IV Management is the general partner of HongShan Capital Venture Fund IV. HSG Holding is the general partner of HSG Venture IV Management. HSG Holding is wholly owned by SNP China Enterprises. NS wholly owns SNP China Enterprises.
Percent of class:
17.1%

The percentage is based on a total of 2,516,653,606 shares of Class A Ordinary Shares outstanding after giving effect to Yimutian Inc.'s initial public offering, as disclosed in its prospectus filed with the Securities and Exchange Commission on August 20, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
HSG CV IV Holdco, Ltd.: 430,257,574
HSG CV IV Senior Holdco, Ltd.: 430,257,574
HongShan Capital Venture Fund IV, L.P.: 430,257,574
HSG Venture IV Management, L.P: 430,257,574.
HSG Holding Limited: 430,257,574
SNP China Enterprises Limited: 430,257,574
Neil Nanpeng Shen: 430,257,574
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
HSG CV IV Holdco, Ltd.: 430,257,574
HSG CV IV Senior Holdco, Ltd.: 430,257,574
HongShan Capital Venture Fund IV, L.P.: 430,257,574
HSG Venture IV Management, L.P: 430,257,574.
HSG Holding Limited: 430,257,574
SNP China Enterprises Limited: 430,257,574
Neil Nanpeng Shen: 430,257,574

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HSG CV IV Holdco, Ltd. ("HSG CV IV Holdco"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (11/14/2025)
- HSG CV IV Senior Holdco, Ltd. ("HSG CV IV Senior Holdco"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (11/14/2025)
- HongShan Capital Venture Fund IV, L.P. ("HongShan Capital Venture Fund IV"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (11/14/2025)
- HSG Venture IV Management, L.P. ("HSG Venture IV Management"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (11/14/2025)
- HSG Holding Limited ("HSG Holding"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (11/14/2025)
- SNP China Enterprises Limited ("SNP China Enterprises"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (11/14/2025)
- Neil Nanpeng Shen ("NS"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen (11/14/2025)